MCAP LLC

Statement of Financial Condition
December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCAP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway – 28th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory V. Mullen (212) 607-8183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lante Place	Boca Raton	FL	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory V. Mullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCAP LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Gregory V. Mullen
Signature

Chief Financial Officer
Title

2-25-19
KIMBERLY J GALLAWAY-PEVERLEY
Notary Public
State of New Jersey
My Commission Expires May 20, 2021
I.D.# 2408725

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 · T: 561.504.9041 · F: 561.883.1724 · W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MCAP LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCAP LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MCAP LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MCAP LLC's management. Our responsibility is to express an opinion on MCAP LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MCAP LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert H. Garick, CPA, LLC

We have served as MCAP LLC's auditor since 2013.

Boca Raton, FL

February 23, 2019

1

MCAP LLC
Statement of Financial Condition
At December 31, 2018

Assets

Cash and Equivalents (including $766,378 restricted Security Deposits)	$	2,234,083
Due from Clearing Organization		178,829
Securities Sold and Not Yet Settled		114,073,744
Securities Owned and other Marketable Instruments		182,565,399
Prepaid Expenses and Other Current Assets		1,099,204
Fixed Assets, at cost (net of Accumulated Depreciation of $907,907)		88,135
Total Assets		$ 300,239,394

Liabilities and Member's Equity

Liabilities:	
Securities Sold Short	288,966,314
Accounts Payable and Accrued Liabilities	1,385,205
Total Liabilities	290,351,519
Member's Equity	9,887,875
Total Liabilities and Member's Equity	$ 300,239,394

See accompanying notes to the financial statements

MCAP LLC
Notes to the Financial Statements

NOTE 1 – Organization and Nature of Business

MCAP LLC, (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and SIPC. The Company is a Delaware Limited Liability Company and is a wholly-owned subsidiary of MCAP Technologies, LLC (Parent). The Company specializes in securities market making and financial technology software development. Note: During 2018, the Parent Company changed its name from Madison Merchant Group, LLC to MCAP Technologies, LLC. There was no change in ownership.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the shorter of the estimated useful lives of the assets or the life of the lease.

Revenue Recognition:

Principal Transactions on Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Revenue arising from all securities and commodities transactions entered into for the account of the Company is recorded on a trade date basis. The Company believes that its performance obligation is satisfied on the trade date because that is when the counterparty is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the counterparties.
Dividend Income and Dividend Expense are recorded on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Software Development

The Company develops proprietary software and execution platforms for use in its securities market making and customer activities.

3

Fee Income

Fee income includes fees earned from providing commercial customers with corporate finance advisory services. Fees are accrued when earned.

Adoption of Accounting Pronouncement

On January 1, 2018, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Counterparties, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to counterparties in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The measurement and timing of revenue recognition was not affected for any of the Company's revenue streams, and the implementation of the new guidance had no impact on opening retained earnings as of January 1, 2018.

Income Taxes:

Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended December 31, 2018, see note 8.

Estimates:

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned, and securities sold not yet purchased, as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Equity	$ 2,579,669	-	-	$ 2,579,669
Government and Agency	(109,716,742)	-	-	(109,716,742)
Mortgage-backed	-	698,017	-	698,017
Corporate	-	3,043	9,359	12,402
Foreign Sovereign Debt	25,739	-	-	25,739
Total - net	$ (107,111,334)	$ 701,060	$ 9,359	$ (106,400,915)
Long market value	$ 167,983,911	$ 14,572,129	$ 9,359	$ 182,565,399
Short market value	(275,095,245)	(13,871,069)	-	(288,966,314)
Total – net	$ (107,111,334)	$ 701,060	$ 9,359	$ (106,400,915)

Fair Value of Financial Instruments:
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any.

Pending Accounting Standards:
Effective for its annual financial statements for 2019 and interim financial statements thereafter, the Company expects to adopt new accounting standards issued by FASB that will require changes in accounting for operating leases under which the Company is lessee. Upon adoption, among other effects, the Company will be required to record assets and liabilities for all operating lease obligations with terms of 12 months or greater. These changes may entail

certain retrospective adjustments. The qualitative effects on the Company's future financial statements of these changes and related retrospective adjustments have not yet been determined.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for counterparties' securities transactions are provided by two clearing firms pursuant to fully disclosed clearing agreements with both Merrill Lynch Broadcort ("ML"), and Industrial and Commercial Bank of China Financial Services LLC ("ICBC").

The Company has agreed to indemnify its clearing firms for losses that the clearing firms may sustain from counterparty accounts introduced by the Company. At December 31, 2018, there were no losses sustained in these counterparty accounts. All activity is conducted on a DVP (Delivery vs. Payment) basis and, as such, no securities were owned by such counterparties at the Company's clearing firms.

At December 31, 2018, the receivable from the clearing organization consists of the following:

Deposits at clearing organizations (Included in Cash)	$ 766,378
Due from clearing organizations	178,829
Securities Sold and Not Yet Settled	114,073,744
	$ 115,018,951

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and a market maker, and accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of net capital required as a market maker, as defined, whichever is greater. At December 31, 2018, the Company had net capital of $5,021,443 which was $4,021,443 in excess of its required net capital of $1,000,000 and an Aggregate Indebtedness to Net Capital ratio of 0.28 to 1.0.

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary and market making positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at

times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITMENTS

The Company maintains two offices located in New York, NY, and Orlando, FL. The New York lease terminates in January 2021, and the Orlando lease terminates in November 2019. The future minimum rental payments on the leases are as follows:

Year Ending December 31,

2019	299,825
2020	199,560
2021	16,630
	$ 516,015

Rent expense for year ending December 31, 2018 was $272,148.

NOTE 7 – OPERATING REVENUE

Based on management's assessment of its business, a large and diverse group of counterparties account for the majority of the Company's revenues in multiple product lines. These product lines include securities trading, market making, and software development. The loss of, or a significant reduction in demand for, the Company's services from any one of these counterparties would not have a material adverse effect on the Company.

NOTE 8 – INCOME TAXES

As a single-member LLC, the Company is a disregarded entity for tax purposes and not taxed at the federal, state, and local level. All taxable income is passed through to the Parent – MCAP Technologies LLC, and in turn, allocated proportionately to the Parent's members in accordance with their respective ownership percentage.

NOTE 9 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3 under Section (k)(2)(ii), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 23, 2019, the date the financial statements were issued. Based on the evaluation, no adjustments were required to the financial statements as of December 31, 2018.